

16013232

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 69041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASTON CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13015 WASHINGTON BOULEVARD
(No. and Street)

LOS ANGELES (City) CA (State) 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID JOSHUA STAUB, 310.929.5269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THAYHER O'NEAL COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

101 PARKLANE BOULEVARD, SUITE 201, SUGAR LAND, TX 77478
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID JOSHUA STAUB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASTON CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGER, MEMBER ASTON CAPITAL ADVISORS, LLC

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)



Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of March, 2016, by
Date Month Year

(1) David Joshua Staub

(and (2)____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


CHRISTOPHER ALEXANDER ELIAS
Commission # 2025301
Notary Public - California
Los Angeles County
My Comm. Expires May 19, 2017

Seal
Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation Document Date: ________

Number of Pages: ____ Signer(s) Other Than Named Above: ________

ASTON CAPITAL ADVISORS, LLC
13015 W. Washington Blvd., Los Angeles CA 90066
(310) 929-5269 • (310) 496-0702 [Fax]

March 25, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: CRD # 161313; SEC #8-69041

Ladies and Gentlemen:

For Aston Capital Advisors, LLC, I enclose herewith a copy of its latest corrected annual audit with Form X-17A-5 Part III Facing Page.

Very truly yours,

ASTON CAPITAL ADVISORS, LLC



D. Joshua Staub, sole member and manager

ASTON CAPITAL ADVISORS, LL C.

(FINRA CRD NO. 161313)

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORT

December 31, 2015

Filed pursuant Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as Public Documents


THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Trust • Reliability • Consistency

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aston Capital Advisors, LLC.
Los Angeles, California

We have audited the accompanying statement of financial condition of Aston Capital Advisors, LLC. ("The Company") as of December 31, 2015 and the related statements of income, cash flow and changes in member's equity for the year then ended as well as the supplemental computation of net capital as of December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above and the related supplemental schedule present fairly, in all material respects, the financial position of Aston Capital Advisors, LLC as of December 31, 2015 and the results of its operations and changes in financial position for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ ThayerONeal

Sugar Land, Texas

March 24, 2016

a member of the Stable Network | www.thayeroneal.com
101 Parklane Boulevard, Suite 201 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

Aston Capital Advisors, LLC
Statement of Financial Condition
December 31, 2015

ASSETS		
Current assets		
Cash and Cash Equivalents	$	16,556
Certificate of deposit		10,008
Deposit with CRD		714
Total current assets		27,278
TOTAL ASSETS	$	27,278
LIABILITIES & MEMBER'S EQUITY		
Liabilities		
Current Liabilities		
Accrued Expenses	$	2,765
Total current liabilities		2,765
Total Liabilities		2,765
Member's Equity		24,513
TOTAL LIABILITIES & MEMBER'S EQUITY	$	27,278

The accompanying notes are an integral part of these financial statements.

Aston Capital Advisors, LLC
Statement of Income
For the year ended December 31, 2015

Operating Expenses	
General and Administrative	$ 2,360
Organizational Expenses	6,015
Rent Expenses	1,800
FINRA Expenses	1,449
State Taxes	800
Total operating expenses	12,424
Other income and expenses	
Interest Income	(9)
Net loss	$ 12,415

The accompanying notes are an integral part of these financial statements

Aston Capital Advisors, LLC
Statement of Cash Flow
for the year ended December 31, 2015

OPERATING ACTIVITIES		
Net loss	$	(12,415)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accrued Expenses		2,765
Net cash provided by operating activities		(9,650)
FINANCING ACTIVITIES		
Contributed Capital		6,782
Net cash provided by financing activities		6,782
Net cash decrease for period		(2,868)
Cash at beginning of period		30,146
Cash at end of period	$	27,278

The accompanying notes are an integral part of these finacial statements

Aston Capital Advisors, LLC
Statement of Changes in Member's Equity
As of December 31, 2015

Balance January 1, 2015	$	36,928
Net :Loss		(12,415)
Balance December 31, 2015	$	24,513

Statement of Changes in Liabilities Subordinated to Claims of Creditors

Not necessary.

Aston Capital Advisors, LLC.
Notes to Financial Statements
Year Ended December 31, 2015

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Aston Capital Advisors LLC. ("The Company") is a registered securities broker-dealer engaged insecurities sales and trading. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any of the activities described in paragraphs (a)(2)(i) through (v) of net capital requirements for brokers or dealers SEA rule 15c3-1 and maintains net capital of not less than $5,000.

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Leases

We lease office space and equipment under operating lease with related party. The lease term is an annual renewable lease.

Net Capital

There are no overall unfavorable bank account, correspondent account, clearing corporation and securities depository or other reconciliation differences to disclose, and account for in computing net capital.

NOTE 2 – RELATED PARTY

Accrued expenses balance of $2,765 represents office and overhead expenses due to due to related party. $1,800 of this relates to unpaid rent expense, $101 of unpaid overhead, and $850 for fidelity bond which represents sums due to David J. Staub.

NOTE 3 – SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after the balance sheet date of December 31, 2015 through February 29, 2016, the date when the financial statements were available to be issued. The Management of the Company determined that there were no reportable events that occurred during that subsequent period to be disclosed or recorded.


THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Trust • Reliability • Consistency

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aston Capital Advisors, LLC.
Los Angeles, California

We have reviewed management's statements in the Exemption Report dated March 2, 2016 appended hereto. In the "Exemption Report", Aston Capital Advisors LLC states that it met the exemption set forth in 17 C.F.R. § 240.15c3-3(k) (2) (i) throughout 2015. Aston Capital Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Broker's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. § 240.15c3-3(k)(2)(i) of Rule 15c3-3.

/S/ Thayer O'Neal Company, LLC

Sugar Land, TX

February 29, 2016

a member of the Stable Network | www.thayeroneal.com
101 Parklane Boulevard, Suite 201 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

Exemption Report

To the best knowledge and belief of the Aston Capital Advisors, LLC, the following statements are true:

Aston Capital Advisors, LLC claims an exemption under § 240.15c3-3(k) under which the broker or dealer claimed an exemption from § 240.15c3-3.

Aston Capital Advisors, LLC met the identified exemption provisions in § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.



David J. Staub, manager & member

Aston Capital Advisors, LLC

Aston Capital Advisors, LLC
Computation of Net Capital
December 31, 2015

Net Capital

Cash or cash equivalents	$	16,556
Certificate of deposit		10,008
Undeposited funds		714
Total assets		27,278
Less current liabilities		-
Member's equity		27,278
Less non-allowable assets - deposit with CRD		(714)
Allowable assets		26,564
1% Haircut for CD		(100)
Debt		(2,765)
Net Capital required per rule 15c3-1(a)(2)(vi)		23,699
120% of Reg. Min.		(5,000)
Excess	$	18,699

Reconciliation with Part IIA of Form X-17A-5

Net capital reproted in Form X-17A-5	$	27,278
Reconciling items		-
Net capital as audited	$	27,278
Total assets reported in Form X-17A-5	$	27,278
Reconciling items		-
Total assets as audited	$	27,278
Total liabilities reported in Form X-17A-5	$	2,765
Reconciling items		-
Total liabilities as audited	$	2,765

Accrued expenses balance of $2,765 represents office and overhead expenses due to due to related party. $1,800 of this relates to unpaid rent expense, $101 of unpaid overhead, and $850 for fidelity bond which represents sums due to David J. Staub.